Exhibit 2.02

FOR IMMEDIATE RELEASE

Contact:
Robert Foney, Chief Marketing Officer
781.477.4814
rfoney@investorscapital.com
www.investorscapital.com

Investors Capital Holdings Reports First Quarter Profit
Cost-cutting initiatives and esprit de corps result in reduced operating costs and a return to profitability.

Lynnfield, Mass. (August 14, 2012) – Investors Capital Holdings, Ltd. (NYSE Amex: ICH, the “Company”), a financial services holding company, posted first quarter net income of $0.26 million on total revenue of $20.80 million for the period ended June 30, 2012 (the “quarter end”). Specific expense reduction initiatives implemented during the fourth quarter of the prior fiscal year translated into reduced operating costs across nearly all expense-related categories, resulting in both operating and net income in the first quarter of the new fiscal year. Investors Capital Holdings, Ltd. operates primarily through its wholly-owned subsidiary, Investors Capital Corporation (“ICC”), a dually registered broker-dealer and investment advisory firm.

Total revenue decreased 3.0% to $20.80 million compared to revenue of $21.44 million for the quarter ended June 30, 2011 (the “prior period”). The decline was due to a reduction in commission revenue, which accounts for 77.3% of total revenue. Commission revenue fell 4.9% to $16.09 million, compared to $16.92 million in the prior period, due to lower trading volume resulting from cautious investor sentiment brought on by fluctuating, uncertain market conditions. Advisory fees, which comprise 19.8% of total revenue, remained fairly consistent with the prior period, declining 1.7% to $4.11 million, compared to $4.18 million in the prior period.

Total expenses fell $1.91 million or 8.6%, declining in every expense-related category, resulting in operating income of $0.45 million compared to an operating loss of $0.82 million for the prior period and net income of $0.26 million for the quarter compared to a net loss of $1.26 million for the prior period. Net profit was the result of decreases in the Company’s core expense run rate from cost-management opportunities along with completion of non-recurring expenses related to the S-3 offering filed in the prior period.

Investors Capital continues to benefit from enhancing the overall quality of its representatives by providing broad practice management solutions to assist its advisors in growing their practices and recruiting established, high-performing representatives. The firm’s average revenue per representative, based on a rolling 12-month period, rose at the end of the first quarter to $169,934, an increase of 5.6% over $160,943 for the prior rolling 12-month period.

Adjusted EBITDA was $0.58 million compared to negative $0.35 million for the prior period. Adjusted EBITDA, a non-GAAP financial measure described below, is a key metric utilized by the firm in evaluating its financial performance.

“I am excited that we were able to return to profitability while sustaining our recruiting efforts, technology initiatives, practice management program, and addressing growing compliance requirements,” said Timothy B. Murphy, President and CEO of Investors Capital Holdings, Ltd. “Despite the ongoing challenges in the current marketplace, our steadfast focus continues to be executing our strategy of growing top-line revenues and increasing profitability, while delivering 5-Star Service to our advisors every day.”

Murphy adds: “Most importantly, I’m proud of the teamwork, solidarity, and esprit de corps displayed by our home office staff, advisors, and board of directors over the past year in getting to this point. I draw my confidence from the well of their conviction.”

About Investors Capital Holdings, Ltd.:
Investors Capital Holdings, Ltd. (NYSE Amex: ICH) of Lynnfield, Massachusetts is a financial services holding company that operates primarily through its broker/dealer and investment advisor subsidiary, Investors Capital Corporation. Our mission is to provide 5-Star Service and support to our valued registered representatives, including advisory programs, strategic practice management and marketing services, and transformational technology, to help them grow their businesses and exceed their clients’ expectations. Business units include Investors Capital Corporation, ICC Insurance Agency, Inc., and Investors Capital Holdings Securities Corporation. For more information, please call (800) 949-1422 x4814 or visit www.investorscapital.com.

Certain statements contained in this press release that are not historical fact may be deemed to be forward-looking statements under federal securities laws. There are many factors that could cause our future actual results to differ materially from those suggested by or forecast in the forward-looking statements. Such factors include, but are not limited to, general economic conditions, interest rate fluctuations, regulatory changes affecting the financial services industry, competitive factors effecting demand for our services, availability of funding, and other risks including those identified in the Company’s Securities and Exchange Commission filings.

Investors Capital Holdings, Ltd., 230 Broadway, Lynnfield, Massachusetts 01940, Distributor.

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INVESTORS CAPITAL HOLDINGS, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
	June 30, 2012	March 31, 2012
Assets
Current Assets
Cash and cash equivalents	$4,220,065	$4,537,713
Deposit with clearing organization, restricted	175,000	175,000
Accounts receivable	4,870,358	4,525,157
Loans receivable from registered representatives (current), net of allowance	620,558	654,560
Prepaid income taxes	217,173	137,658
Securities owned at fair value	223,700	235,454
Prepaid expenses	705,161	674,780
	11,032,015	10,940,322

Property and equipment, net	279,708	340,007

Long Term Investments
Loans receivable from registered representatives	948,312	1,002,621
Non-qualified deferred compensation investment	1,397,450	1,327,806
Cash surrender value life insurance policies	150,775	157,991
	2,496,537	2,488,418
Other Assets
Deferred tax asset, net	1,283,155	1,550,010
Capitalized software, net	152,221	172,240
	1,435,376	1,722,250

TOTAL ASSETS	$15,243,637	$15,490,997

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable	$835,989	$820,540
Accrued expenses	1,487,257	1,408,324
Commissions payable	2,750,427	2,787,467
Notes payable	932,425	1,605,688
Unearned revenues	138,276	146,198
Securities sold, not yet purchased, at fair value	11,705	8,186
	6,156,079	6,776,403
Long-Term Liabilities
Non-qualified deferred compensation plan	1,526,464	1,458,169
	1,526,464	1,458,169

Total liabilities	7,682,543	8,234,572

Stockholders' Equity:
Common stock, $.01 par value, 10,000,000 shares authorized;
6,684,823 issued and 6,680,938 outstanding at June 30, 2012
6,689,009 issued and 6,685,124 outstanding at March 31, 2012	66,848	66,890
Additional paid-in capital	12,468,742	12,425,713
Accumulated deficit	(4,944,361)	(5,206,043)
Less: Treasury stock, 3,885 shares at cost	(30,135)	(30,135)
Total stockholders' equity	7,561,094	7,256,425

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$15,243,637	$15,490,997

INVESTORS CAPITAL HOLDINGS, LTD. AND
SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)	THREE MONTHS ENDED
	June 30,
	2012	2011
Revenue:
Commissions	$16,088,506	$16,916,508
Advisory fees	4,110,673	4,183,052
Other fee income	339,103	103,393
Other revenue	264,243	239,773
Total revenue	20,802,525	21,442,726

Expenses:
Commissions and advisory fees	16,610,153	17,094,637
Compensation and benefits	1,579,260	2,103,025
Regulatory, legal and professional services	875,632	1,275,790
Brokerage, clearing and exchange fees	338,101	505,460
Technology and communications	296,978	368,832
Marketing and promotion	241,273	307,018
Occupancy and equipment	186,108	235,411
Other administrative	217,030	360,771
Interest	8,968	7,944
Total operating expenses	20,353,503	22,258,888

Operating income (loss)	449,022	(816,162)

Provision for income taxes	187,340	439,547

Net income (loss)	$261,682	$(1,255,709)

Basic and diluted net income (loss) per share	$0.04	$(0.19)

Weighted Average Shares used in basic per share calculations	6,615,650	6,585,174

Weighted Average Shares used in diluted per share calculations	6,750,743	6,585,174

Adjusted EBITDA

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted by eliminating items that we believe are not part of our core operations, are non-recurring items of revenue or expense, or do not involve a cash outlay, such as stock-related compensation.  We consider adjusted EBITDA important in monitoring and evaluating our financial performance on a consistent basis across various periods. We also use adjusted EBITDA as a primary measure, among others, to analyze and evaluate financial and strategic planning decisions.

Adjusted EBITDA is considered a non-GAAP financial measure as defined by Regulation G promulgated by the SEC under the Securities Act of 1933, as amended.  Adjusted EBITDA should be considered in addition to, rather than as a substitute for, important GAAP financial measures including pre-tax income, net income and cash flows from operating activities.  Items excluded from adjusted EBITDA are significant and necessary components to the operations of our business; therefore, adjusted EBITDA should only be used as a supplemental measure of our operating performance.

Adjusted EBITDA is reconciled with GAAP net income as follows:

	Quarter Ended June 30,
	2012	2011

Adjusted EBITDA:	$583,998	$(352,390)

Adjustments to conform Adjusted EBITDA to
GAAP Net income (loss):
Income tax provision	(187,340)	(439,547)
Interest expense	(8,968)	(7,944)
Depreciation and amortization	(83,021)	(108,468)
Non-cash compensation	(42,987)	(48,069)
Non-recurring professional fees	-	(299,291)

Net income (loss)	$261,682	$(1,255,709)